ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

[redacted]

17 July, 2006

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests

- Butterfield Trust – 14 July 2006

PRESS RELEASE

- Joint announcement by AA plc, Evraz Group SA and Credit Suisse

AA plc - Purchase of own shares to hold in treasury

- 12 July 2006
- 14 July 2006
- 17 July 2006

For and on behalf of Anglo American plc

Yours faithfully

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 25 copies

dlw 7/27

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 23,820,263 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 July 2006	1,000
11 July 2006	4,258
12 July 2006	87,855
13 July 2006	46,331
14 July 2006	44,706

The Company was advised of these transactions on 14 July 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Nick Jordan
Secretary
14 July 2006

K:\Min\Compsec\LSE\LSE trust notification - 14.07.06.doc

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 11 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 440 ordinary shares of Anglo American plc at an average price of £22.07 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,509,832,288 ordinary shares in issue (excluding treasury shares) and the independent company holds 15,665,789 ordinary shares, representing 1.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

12 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 13 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 489,217 ordinary shares of Anglo American plc at prices between £21.66 and £21.88 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,511,909,975 ordinary shares in issue (excluding treasury shares) and the independent company holds 16,155,006 ordinary shares, representing 1.07 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

14 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 14 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 484,832 ordinary shares of Anglo American plc at prices between £21.49 and £21.80 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,511,909,975 ordinary shares in issue (excluding treasury shares) and the independent company holds 16,155,006 ordinary shares, representing 1.10 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

17 July 2006

END.

ANGLO AMERICAN

News Release

14 July 2006

JOINT ANNOUNCEMENT BY ANGLO AMERICAN PLC, EVRAZ GROUP S.A. AND CREDIT SUISSE

Anglo American plc ("Anglo American"), Evraz Group S.A. ("Evraz") and Credit Suisse ("Credit Suisse") are pleased to announce that agreement has been reached in relation to the sale by Anglo American of its shares in Highveld Steel and Vanadium Corporation Limited ("Highveld"). Evraz and Credit Suisse have each acquired 24.9% of Highveld's share capital from Anglo American. These sales have closed.

Evraz has an option to increase its stake in Highveld once regulatory approvals are received, including from competition authorities in South Africa and elsewhere. Evraz intends to file for such regulatory approvals as soon as possible. Subject to Evraz receiving such regulatory approvals, Evraz will be entitled to purchase Anglo American's remaining 29.2% shareholding as well as the 24.9% holding of Credit Suisse through separate option agreements. Should Evraz increase its interest beyond 35%, it will be obliged to make an offer to all shareholders of Highveld.

On implementation of the Anglo American option arrangement, the aggregate amount that will have been realised by Anglo American for its 79% interest in Highveld is R4,885m (US$678m converted to ZAR at R7.20/US$, the rate of exchange prevailing at the date of this announcement), equivalent to an average of R62.36 per Highveld share. This represents a 13% premium to the volume weighted average price of R55.15 per share for the 30-day period preceding Anglo American's announcement on 26 October 2005 in which it recorded, inter alia, its intention to dispose of its shareholding in Highveld.

Anglo American and Credit Suisse have agreed that Anglo American will retain the voting rights in respect of the shares acquired by Credit Suisse. Anglo American will retain representatives on the Highveld board until such time as Anglo American disposes of all its shares in Highveld.

Evraz's Chairman, Alexander Frolov, said: "Evraz has great confidence in the South African steel industry and is excited by its new investment in Highveld and by the outlook for steel and vanadium markets. The South African steel market is experiencing strong demand growth driven by an upswing in new mining, infrastructure and industrial projects. We have high expectations of Highveld's internal growth plans for both its vanadium and steel businesses, including the expansion plan in excess of R1bn which will increase steel output by more than 20%. Evraz is committed to advancing black economic empowerment at Highveld."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Evraz

Irina Kibina
Vice-President, Corporate Affairs
and Investor Relations Director
+7 (495) 232-13-70
ir@evraz.com

Nikolay Kudryashov
Director, Media Relations

Credit Suisse

Jeremy Fletcher
Managing Director
+44 20 7888 1347

Hugh Richards
Director
+44 20 7888 7885